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                         BONRAY DRILLING CORPORATION

                            4701 N.E. 23RD STREET
                                P.O. BOX 50128
                        OKLAHOMA CITY, OKLAHOMA  73140
                                (405) 424-4327






Dear Stockholder:

        Your Board of Directors is pleased to inform you that on January 6, 1997, Bonray Drilling Company ("Bonray") entered into a merger agreement with DLB Oil and Gas, Inc., and its wholly owned subsidiary, Acquisition Drilling, Inc. (the "Merger Agreement"), pursuant to which Acquisition Drilling Inc. has today commenced a tender offer to purchase all outstanding shares of common stock of Bonray for $30 per share in cash. The Merger Agreement provides that, following completion of the tender offer, Acquisition Drilling, Inc. will be merged with and into Bonray. In the merger, shares that are not acquired in the tender offer will be converted into the right to receive in cash the same price as is paid in the tender offer.

        Your Board of Directors has determined that the Merger Agreement and the transactions contemplated thereby, including the offer and the merger, taken together are fair to and in the best interests of the stockholders of Bonray. Accordingly, your Board recommends that stockholders accept the offer and tender their shares pursuant thereto.

        Enclosed are Acquisition Drilling, Inc.'s Offer to Purchase and related materials, including a Letter of Transmittal, to be used for tendering your shares. These documents set forth in detail the terms and conditions of the tender offer and provide instructions on how to tender your shares. Attached is a copy of Bonray's Schedule 14D-9, as filed with the Securities and Exchange Commission. We urge you to read all these materials carefully.


                                        The Board of Directors
                                        Bonray Drilling Corporation